MAIL STOP 3561

February 8, 2007

Mr. Roy Dalene
Hamptons Luxury Homes, Inc.
P.O. Box 871, 367 Butter Lane
Bridgehampton, NY 11932

Re: Hamptons Luxury Homes, Inc.
         Form 10-QSB for Fiscal Quarter Ended March 31, 2006
         Filed May 15, 2006
         Form 8-K
         Filed April 14, 2006
         File No. 000-32047

Dear Mr. Dalene:

        We have completed our review of your filings referenced above and have no further comments at this time.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Emerging Growth Companies